Exhibit 99.1


                            Explanation of Responses

(1) Pursuant to a Note Purchase Agreement, dated as of June 25, 2004, by and among Micro Therapeutics, Inc. (the "Company"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), and the other investors named therein (the "Note Purchase Agreement"), WPEP agreed to purchase an aggregate principal amount of $10,000,000 of exchangeable promissory notes from the Company (the "Exchangeable Notes"). The Exchangeable Notes accrued interest at 7% per annum, which interest compounded quarterly. On August 18, 2004, WPEP exchanged all of the Exchangeable Notes held by WPEP for 3,259,866 shares of common stock, of which Warburg, Pincus Equity Partners, L.P. received 3,080,574 shares and three entities affiliates with Warburg, Pincus Equity Partners, L.P. received an aggregate of 179,292 shares. The number of shares of common stock received by WPEP was determined by dividing (i) the aggregate principal balance on such Exchangeable Notes plus accrued and unpaid interest thereon at August 18, 2004 by (ii) $3.10.

(2) The sole general partner of WPEP is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WPEP. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, WPEP, WP and WP LLC may be deemed to be the beneficial owner of an indeterminate portion of the 24,336,759 shares of the Company's common stock owned by Micro Investment, LLC, a Delaware limited liability company, which is indirectly controlled by WPEP.